Lazard Global Total Return & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 26, 2007, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
one Class I Director (Leon M. Pollack), to serve for a two-year term expiring at the 2009 Annual Meeting and until his successor is duly elected and qualified; and three Class II Directors (Kenneth S. Davidson, Nancy A. Eckl and Lester Z. Lieberman), each to serve for a three-year term expiring at the 2010 Annual Meeting and until his or her successor is duly elected and qualified.

Director		   For		Withhold Authority
Leon M. Pollack 	8,905,165 	414,265
Kenneth S. Davidson 	8,906,967 	412,463
Nancy A. Eckl 		8,896,098 	423,332
Lester Z. Lieberman 	8,904,204 	415,226